June 12, 2013

Mr. Mark P. Shuman

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

ARI Network Services, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 21, 2013
File No. 333-188093

Dear Mr. Shuman:

The purpose of this letter is to respond to the comments raised in the Staff’s letter to ARI Network Services, Inc. (the “Company”) dated May 30, 2013 relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1, filed May 21, 2013 (Reg. No. 333-188093) (the “Registration Statement”).  Simultaneously herewith, the Company is filing with the SEC Amendment No. 3 to the Registration Statement (“Pre-Effective Amendment No. 3”).

Please note that the EDGAR-filed version of Pre-Effective Amendment No. 3 has been tagged to indicate the cumulative revisions made to the Registration Statement since Pre-Effective Amendment No. 1, since Pre-Effective Amendment No. 1 contained only technical corrections to the original filing.  In addition, for your convenience, the Company is separately providing via Federal Express, to the attention of Ms. Woo, a blackline version comparing Pre-Effective Amendment No. 3 to the previously filed Pre-Effective Amendment No. 2.

In providing this response, the Company acknowledges that (1) the Company is responsible for the adequacy of the disclosure in the filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Your comments and the Company’s responses are set forth below.

Selling Security Holders, p. 10

1.

Staff Comment:  We note your response to prior comment 1 but the terms of the transaction in which you issued shares to Michael D. Sifen remain unclear.  Please disclose the total amount of shares the company issued to Mr. Sifen, including the number of shares issued in exchange for the forgiveness of $300,000 of indebtedness, and the total amount of consideration paid by Mr. Sifen.  Also disclose the date of the transaction and whether there were any conditions for the forgiveness of the debt.

ARI NETWORK SERVICES, INC 10850 W. Park Place • Suite 1200 Milwaukee, WI 53224 414.973.4300 • Fax: 414-973-4357 www.arinet.com	CALIFORNIA 6101 Ball Road • Suite 309 Cypress, CA 90630 714.220.6300 • Fax: 714.821.3906	MINNESOTA 50 BELOW, AN ARI COMPANY 5 West 1st Street, Suite 302 Duluth, MN 866.88.1615 • Fax: 218.722.7546	INDIANA 4620 Williamsburg Station Rd Floyds Knobs, IN 47119 866.951.6686	VIRGINIA 2900 Sabre Street • Suite 50 Virginia Beach, VA 23452 757.233.8301 • Fax: 757.233.8300	ARI EUROPE B.V. Schipholweg 101L • 2316 XC Leiden | The Netherlands 31 71 524 8030 • Fax: 31 71 524 8060 www.arinet.eu

Response:

Michael D. Sifen, Inc. (“Sifen”) was a party to and acquired 200,000 shares of Company common stock, along with a Warrant to purchase 66,667 shares of Company common stock, in the same transaction and under the same Securities Purchase Agreement, dated March 12, 2013, to which the Company and the other Selling Shareholders (the “Purchasers”) were parties.  Sifen acquired its Shares, including the Warrants, for consideration equal to $1.50 per share of common stock, the same amount of consideration paid by the other Purchasers.  However, in lieu of cash consideration, the Company received forgiveness of $300,000 of indebtedness owed to Sifen in connection with a previous, unrelated transaction, as described on page 12 of the filing.  There were no conditions specific to the forgiveness of the $300,000 of indebtedness to Sifen other than the issuance of the Shares and the accompanying Warrants in accordance with the terms of the Securities Purchase Agreement.  All of the purchases of securities under the Securities Purchase Agreement, including the forgiveness of the Sifen indebtedness, were completed on March 15, 2013.

The Company has enhanced its disclosure regarding the arrangement with Sifen on page 12 of Pre-Effective Amendment No. 3 to further clarify the factual matters described above.

2.

Staff Comment:  Please disclose in the chart on page 10, by footnote or otherwise, the number of shares underlying warrants that are being offered each of the selling security holders.

Response:

The Company has added disclosure of the number of Shares underlying Warrants that are being offered by each of the selling Shareholders in footnote 3 to the Selling Security Holder table beginning on page 10 of Pre-Effective Amendment No. 3.

3.

Staff Comment:  Please provide a currently dated auditor’s consent with your amended filing.

Response:

The Company has provided an updated auditor’s consent as Exhibit 23.1 to Pre-Effective Amendment No. 3.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (414) 973-4539 or at Darin.Janecek@arinet.com.

Very truly yours,

ARI NETWORK SERVICES, INC.

/s/ Darin R. Janecek

Darin R. Janecek

ARI NETWORK SERVICES, INC 10850 W. Park Place • Suite 1200 Milwaukee, WI 53224 414.973.4300 • Fax: 414-973-4357 www.arinet.com	CALIFORNIA 6101 Ball Road • Suite 309 Cypress, CA 90630 714.220.6300 • Fax: 714.821.3906	MINNESOTA 50 BELOW, AN ARI COMPANY 5 West 1st Street, Suite 302 Duluth, MN 866.88.1615 • Fax: 218.722.7546	INDIANA 4620 Williamsburg Station Rd Floyds Knobs, IN 47119 866.951.6686	VIRGINIA 2900 Sabre Street • Suite 50 Virginia Beach, VA 23452 757.233.8301 • Fax: 757.233.8300	ARI EUROPE B.V. Schipholweg 101L • 2316 XC Leiden | The Netherlands 31 71 524 8030 • Fax: 31 71 524 8060 www.arinet.eu